

March 10, 2008

By facsimile to (312) 984-7700 and U.S. Mail

Mr. Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

Re: Heritage-Crystal Clean, Inc.
       Pre-effective Amendment 7 to Registration Statement on Form S-1
       Filed March 7, 2008
       File No. 333-143864

Dear Mr. Chalhoub:

We reviewed the filing and have the comments below.

Exhibit 1.1

1.   Section 1 of the underwriting agreement stipulates that up to 87,000 of the shares to be
       purchased by the underwriters will be reserved for sale to eligible employees of Heritage-
       Crystal Clean, Inc. or HCCI as part of the distribution of the public offering shares by the
       underwriters. It appears that disclosure of this information should be included in the
       public offering prospectus. Please revise.

Exhibit 5.1

2.   We note that the opinion is limited to the Delaware General Corporation Law. Provide
       written confirmation tagged as correspondence on the EDGAR system that counsel
       concurs with our understanding that the reference to the Delaware General Corporation
       Law includes the statutory provisions and all applicable provisions of the Delaware
       constitution, including reported judicial decisions interpreting those laws.

Exhibit 10.38

3.   Refer to sections 1 and 2. We note that schedule A which includes the debt financed distributions and schedule B which includes the amounts of common units that will be issued upon conversion of the remaining preferred units are omitted. Since this information appears material, refile the exhibit to include schedules A and B.

Exhibit 10.39

4.   Refer to section 1.1. We note that schedule A which includes the exchange units opposite each contributor's name and the number of shares of HCCI stock opposite each contributor's name is omitted. Since this information appears material, refile the exhibit to include schedule A.

Closing

        File an amendment to the registration statement in response to the comments. To expedite our review, HCCI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If HCCI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since HCCI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If HCCI requests acceleration of the registration statement's effectiveness, HCCI should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve HCCI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

March 10, 2008
Page 3

- HCCI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that HCCI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Mark A. Harris, Esq.
        Heidi J. Steele, Esq.
        McDermott Will & Emery LLP
        227 West Monroe Street, Suite 4700
        Chicago, IL 60606

        Larry A. Barden, Esq.
        Robert L. Verigan, Esq.
        Sidley Austin LLP
        1 South Dearborn Street
        Chicago, IL 60603